UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

The Macerich Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

554382101

(CUSIP Number)

Jeff Davis

Chief Legal & Corporate Affairs Officer

Ontario Teachers’ Pension Plan Board

5650 Yonge Street, 3rd Floor

Toronto, Ontario M2M 4H5

Canada

(416) 228-5900

With a Copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 1700480 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 8, 2015 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on May 15, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 9, 2016 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on August 9, 2016 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13D filed with the SEC on February 1, 2018 (“Amendment No. 5”) (the Original Schedule 13D, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, collectively, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Macerich Company, a Maryland corporation (the “Issuer”), filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”), and 1700480 Ontario Inc., an Ontario, Canada corporation (“1700480”), wholly owned by Teachers’. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.

All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Amendment No. 6 are based on 149,472,431 shares of Common Stock outstanding as of November 5, 2020, as reported on to the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC by the Issuer on November 6, 2020.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended solely with respect to Schedule A and B attached hereto.

Item 5.	Interest in Securities of the Issuer

As of January 27, 2021 (after giving effect to the transactions described in Item 5(c) below), the Reporting Persons beneficially own no shares of Common Stock. The first sentence of paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2 and 3 of this Amendment No. 6, which are incorporated in this Item 5 by reference.

Item 5(c) of the Schedule 13D is hereby amended by adding the following information:

On January 27, 2021, 7,000,000 shares of Common Stock beneficially owned by the Reporting Persons were sold in a block trade at a price of $19.25 per share, 4,951,814 shares of Common Stock beneficially owned by the Reporting Persons were sold in multiple open market transactions at a weighted average price per share of $19.09, at prices ranging from $18.60 through $19.59 per

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share, 6,201,597 shares of Common Stock beneficially owned by the Reporting Persons were sold in multiple open market transactions at a weighted average price per share of $20.26, at prices ranging from $19.60 through $20.59 per share, 4,080,364 shares of Common Stock beneficially owned by the Reporting Persons were sold in multiple open market transactions at a weighted average price per share of $21.21, at prices ranging from $20.60 through $21.59 per share, 706,959 shares of Common Stock beneficially owned by the Reporting Persons were sold in multiple open market transactions at a weighted average price per share of $22.03, at prices ranging from $21.60 through $22.59 per share, 372,230 shares of Common Stock beneficially owned by the Reporting Persons were sold in multiple open market transactions at a weighted average price per share of $22.75, at prices ranging from $22.60 through $23.59 per share, 400,000 shares of Common Stock beneficially owned by the Reporting Persons were sold in multiple open market transactions at a weighted average price per share of $24.93, at prices ranging from $24.60 through $25.59 per share and 850,000 shares of Common Stock beneficially owned by the Reporting Persons were sold in multiple open market transactions at a weighted average price per share of $25.75, at prices ranging from $25.60 through $26.59 per share. The Reporting Persons undertake to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

Except for the arrangements described in this Amendment No. 6, neither Reporting Person has, and to the knowledge of the Reporting Persons, without independent verification, no person named in Schedule A or Schedule B has, effected any transactions in the class of securities reported since the date that is 60 days before the date of this Amendment No. 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2	Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed on November 24, 2014).

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Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.6	Letter Agreement, dated as of August 8, 2016, by and among The Macerich Company, Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.6 to Amendment No. 4 filed on August 9, 2016).

6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2021

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Senior Managing Director & Chief Compliance Officer

1700480 Ontario Inc.

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Authorized Officer

SCHEDULE A

CERTAIN INFORMATION REGARDING THE BOARD MEMBERS AND OFFICERS OF ONTARIO TEACHERS’ PENSION PLAN BOARD

Set forth in the table below are the name, current business address and current occupation or employment of each of the board members and officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”). Each director and officer is a citizen of Canada with the exception of Andrew Jonathan Mark Taylor and Nicholas Jansa, who are citizens of the United Kingdom, Karen-Ann Frank, who is a citizen of the United States and Wei Beng Chan, who is a citizen of Malaysia.

Name	Business Address	Principal Occupation or Employment
William Frank Chinery (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Cathryn Elizabeth Cranston (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Patricia Anne Croft (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Cindy Lou Forbes (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Lise Fournel (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Melville George Lewis (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Gene Lewis (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Kathleen O’Neill (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

Steven Robert McGirr (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

John David Murray (Board Member)	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member

OFFICERS

Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Operations & Pension Officer

Gillian Margaret Boyd Brown	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Capital Markets

William Dale Burgess	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Infrastructure & Natural Resources

Wei Beng Chan	Suites 2801, 2805-2810, Alexandra House 18 Chater Road, Central Hong Kong	Senior Managing Director, Asia Pacific

Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer

Karen-Ann Frank	10 Portman Square, London, W1H 6AZ	Senior Managing Director, Equities

Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Investment Officer

Stephen Frederick James McLennan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Total Fund Management

Nicholas Jansa	10 Portman Square, London, W1H 6AZ	Senior Managing Director, EMEA

David Lloyd McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Financial Officer

Saurabh Rastogi	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Managing Director, Investment Risk

Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice Chair, Investments

Olivia Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Teachers’ Innovation Platform

Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer

Beth Tyndall	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief People Officer

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF 1700480 ONTARIO INC.

Set forth in the table below are the name, current business address and current occupation or employment of each of the directors and executive officers of 1700480 Ontario Inc., an Ontario, Canada corporation. Each director and officer is a citizen of Canada with the exception of Cintia Guimaraes, who is a citizen of Brazil.

Name	Business Address	Principal Occupation or Employment

John M. Sullivan (Director)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	President & Chief Executive Officer of The Cadillac Fairview Corporation Limited

Sandra J. Hardy (Director)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, General Counsel and Secretary of The Cadillac Fairview Corporation Limited

Sahezad Pardhan (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President & Chief Financial Officer of The Cadillac Fairview Corporation Limited

Joseph Pucci (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Finance of The Cadillac Fairview Corporation Limited

Cintia Guimaraes (Officer)	Av. Dr. Chucri Zaidan, 1170, Marble Tower, 15o Andar São Paulo, SP—Brazil 04583-110	Senior Vice-President, Investments of Cadillac Fairview São Paulo Participações

Duncan Osborne (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, Investments of The Cadillac Fairview Corporation Limited

Alan Millar (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Vice-President, Finance of The Cadillac Fairview Corporation Limited

Lois A. Miles (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Tax and Treasury of The Cadillac Fairview Corporation Limited

Salvatore Iacono (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, Operations of The Cadillac Fairview Corporation Limited

Louie DiNunzio (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Investments of The Cadillac Fairview Corporation Limited

Karl Kreppner (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Investments of The Cadillac Fairview Corporation Limited

EXHIBIT INDEX

Exhibit 99.1	Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2	Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.6	Letter Agreement, dated as of August 8, 2016, by and among The Macerich Company, Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.6 to Amendment No. 4 filed on August 9, 2016).